Exhibit 99.6
Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
New leadership at world class Simandou project
11 February 2008
Rio Tinto chief executive Tom Albanese has announced the appointment of Dr David Smith, currently Pilbara Iron managing director, as head of the world class Simandou project in Guinea, West Africa, setting it on track to become one of the world’s great mining provinces.
Dr Smith will take up his post as managing director and president Simandou in March and will be based in the Guinean capital Conakry. Dr Smith, currently responsible for all mine operations in the Pilbara, has a wide career spanning nearly 30 years with Rio Tinto.
“The strategic importance of Simandou for Rio Tinto cannot be overstated, given the size and quality of the deposit and the market opportunity, but its importance to the people of Guinea is even more profound. Dr Smith’s appointment, with his long association with industry and community groups and his strong support for training and employment programs, will ensure Simandou is developed in a sustainable, beneficial manner for both the Guinean community and the Rio Tinto shareholders,” Mr Albanese said.
Rio Tinto’s pre-feasibility study into the development of a 70 million tonne per annum mine at Simandou is well advanced. Its development would make it one of the largest iron ore mines and there are future plans to make it even larger, to 170 million tonne per annum.
“Simandou is a major new iron ore province, and promises to have the same exciting potential as the Pilbara of the 1960s,” said Sam Walsh, chief executive of Rio Tinto Iron Ore.
“Dr Smith has considerable experience and a range of attributes to ensure the Simandou project is accelerated. He has been a senior executive with a number of our operational and technology businesses, has had considerable community and non-mining involvement and has previously lived and worked in Africa.”
About Simandou
Simandou is a greenfield exploration project that began in the late 1990s. It is considered one of the best undeveloped major iron ore deposits in the world, with targeted mineralisation of between eight and 11 billion tonnes[1] with substantial opportunities to explore along the ore body. The deposit is a large, high quality haematite deposit with a targeted grade of more than 65% iron content. Rio Tinto has committed US$145 million to date on the Simandou pre- feasibility study and a further US$44 million on airport, road and information technology infrastructure. The 70 million tonne per annum project is expected to cost in the order of US$6 billion.
[1] The target quantity and grade of mineralisation is based on an assessment of tenure areas in the region using surface mapping, drilling results and other information. The potential quantity and grade is conceptual in nature — there has been insufficient exploration to define a Mineral Resource, and it is uncertain if further exploration will result in the determination of a Mineral Resource.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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